Bolt Technology Corporation
4 Duke Place
Norwalk, Connecticut  06854

December 1, 2009

By EDGAR

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Bolt Technology Corporation Registration Statement on Form S-3 Filed September 28, 2009 File No. 333-162181

Dear Ms. Parker:

We would like to thank the Commission for its review of the Bolt Technology Corporation Registration Statement on Form S-3, and for providing comments as set forth in your letter dated October 20, 2009.

We have carefully considered each of the comments set forth in your letter and have responded to them in the enclosed attachment and in Amendment No. 1 to Form S-3, which is being filed today with the Commission.

Should you have any further questions and/or require additional information please contact the undersigned.

Thank you for your attention to this matter.

Very truly yours,

/s/ Raymond M. Soto
Raymond M. Soto Chairman of the Board, President and Chief Financial Officer

Attachment
 (Page 1)

Registration Statement on Form S-3

General

1.
We note that your registration statement incorporates by reference your annual report on Form 10-K for the fiscal year ended June 30, 2009, which in turn incorporates certain information by reference to a definitive proxy statement that you have yet to file.  Please note that you must either file this proxy statement or amend your Form 10-K to include the omitted Part III information before we will accelerate the effective date of this registration statement.  See Securities Act Forms Compliance and Disclosure Interpretations Question 123.01, found at www.sec.gov.

The Company’s definitive proxy statement was filed with the Securities and Exchange Commission on October 23, 2009.

Calculation of Registration Fee

2.
We note that the legal opinion filed as Exhibit 5.1 opines upon the common stock, preferred stock, and debt securities issuable upon exercise of the warrants or comprising part of the units.  Please revise your fee table and filing to clarify, as necessary, whether this registration statement also covers the securities underlying the warrants and units.  Please note that if the warrants or units are immediately exercisable into other securities, or are exercisable within one year, you must concurrently register those underlying securities.  Please see Securities Act Sections Compliance and Disclosure Interpretations Question 103.04.

Footnote number 2 to the fee table already includes language referring to the registration of the securities that may be issued upon exercise of warrants.  The fee table has been revised in accordance with the Staff’s comment to clarify that the registration statement also covers the securities underlying the units.  See footnote number 2 to “Calculation of Registration Fee” Table.

Description of Warrants, page 20

3.
Your registration statement should not suggest that the prospectus and any prospectus supplements will not contain all disclosure material to an investment decision.  In this regard, we note your statements here and on page 21 that the descriptions of the warrants and the units do not contain all of the information investors “may find useful.”  Please revise.

The suggested revisions have been made.  See the last paragraph of “Description of Warrants” (page 20 of the registration statement) and the last paragraph of “Description of Units” (page 21 of the registration statement).

Attachment
 (Page 2)

Exhibit 5.1

4.	Please obtain and file a revised legal opinion that addresses the following points:

•
We note your assumption that all certificates and records dated earlier than the date of the opinion remain accurate as of the date of the opinion.  This appears to disclaim counsel’s responsibility to update its due diligence. Please remove this statement.

•
The legal opinion should not suggest that investors may not rely on the opinion.  Please remove the statement in the penultimate paragraph that states the opinion is solely for the benefit of the company.

•
Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down that removes many of counsel’s assumptions and qualifications, such as those found on pages two through six of the opinion.  With respect to the statement that counsel disclaims any undertaking to advise of future changes, please confirm that you will file a “clean” opinion with each take-down.  See Securities Act Rules Compliance and Disclosure Interpretations Question 212.05.

The suggested deletions have been made.  In addition, we confirm that we will file a “clean” opinion of counsel with each take-down of securities from the registration statement.